ASSET PURCHASE AGREEMENT

among

TO THE GAME, LLC,

SALT LIFE HOLDINGS, LLC, ROGER L. COMBS, SR.,
DONALD R. COMBS, RICHARD THOMPSON & MICHAEL T. HUTTO

Dated as of August 27, 2013

Table of Contents
ARTICLE 1. SALE AND PURCHASE OF ASSETS
1.1	Sale and Purchase of Assets.	1
1.2	Excluded Assets.	2
1.3	Closing.	3
1.4	Purchase Price.	3
1.5	Escrow.	3
1.6	Contingent Consideration.	3
1.7	Assumption of Liabilities.	6
1.8	Closing Date Deliveries by Sellers.	8
1.9	Closing Date Deliveries by Purchaser.	8
1.10	Further Assurances.	8
1.11	Allocation of Purchase Price.	9

ARTICLE 2. REPRESENTATIONS AND WARRANTIES
2.1	Representations and Warranties of Sellers.	9
2/1/2001	Corporate Status; Authorization.	9
2/1/2002	Conflicts and Consents.	10
2/1/2003	No Liens.	11
2/1/2004	Intentionally Omitted.	11
2/1/2005	Intellectual Property.	11
2/1/2006	Intentionally Omitted.	14
2/1/2007	Material Agreements.	14
2/1/2008	Litigation.	15
2/1/2009	No Judgments or Orders.	15
2/1/2010	Compliance with Laws; Permits.	15
2/1/2011	Tax Matters.	16
2/1/2012	Compliance with ERISA.	16
2/1/2013	Labor Matters.	16
2/1/2014	Environmental.	16
2/1/2015	Product Warranty.	16
2/1/2016	Product Liability.	16
2/1/2017	Brokers, Finders.	17
2/1/2018	Ïntentionally Omitted.	17
2.2	Representations and Warranties of Purchaser.	17
2/2/2001	Corporate Status; Authorization.	17
2/2/2002	Conflicts and Consents.	17
2/2/2003	Brokers, Finders.	18

ARTICLE 3. CERTAIN COVENANTS
3.1	Tax Matters.	18
3.2	Confidentiality.	19

3.3	Noncompetition and Nonsolicitation.	20
3.4	Royalty Revenue.	22
3.5	License Agreements With Delta Apparel, Inc.	23
3.6	Use of Assumed Name.	23
3.7	Employee Matters.	24
3.8	Restrictions on Company Dissolution.	24
3.9	Five-Year Business Plan.	24

ARTICLE 4. CONDITIONS PRECEDENT TO CLOSING OF TRANSACTION
ARTICLE 5. INDEMNIFICATION		24
5.1	Indemnification by Sellers.	26
5.2	Indemnification by Purchaser.	26
5.3	Indemnification Specific to the Company's Agent.	28
5.4	Survival Period.	28
5.5	Notice of Claims.	28
5.6	Third Party Claims.	29
5.7	Exclusive Remedies.	29
ARTICLE 6. MISCELLANEOUS
6.1	Survival.	29
6.2	Expenses.	29
6.3	Assignment; Successors; Parties in Interest.	29
6.4	Amendment and Modification.	30
6.5	Access After Closing.	30
6.6	Notices.	30
6.7	Captions.	31
6.8	Entire Agreement.	31
6.9	Counterparts.	31
6.10	Severability.	31
6.11	Intentionally Omitted.	31
6.12	Schedules and Exhibits.	31
6.13	Definitions.	31
6.14	Governing Law.	36

Schedules

Schedule 1.2(i)	Excluded Assets
Schedule 1.7(a)	Assumed Material Agreements
Schedule 1.11	Allocation of Purchase Price
Schedule 2.1.1(a)	Foreign Qualifications
Schedule 2.1.2(a)	Conflicts - Company
Schedule 2.1.2(b)	Conflicts - Owners
Schedule 2.1.2(c)	Consents
Schedule 2.1.5(a)	Intellectual Property - Registrations and Applications
Schedule 2.1.5(b)	Intellectual Property - Cease and Desist Notices
Schedule 2.1.5(c)	Intellectual Property - Office Actions
Schedule 2.1.5(e)	Intellectual Property - Foreign Notices
Schedule 2.1.5(f)	Intellectual Property - Third Party Notices Alleging Infringement
Schedule 2.1.5(g)	Intellectual Property - Exceptions to Alleged Copyright Infringement
Schedule 2.1.5(i)	Intellectual Property - Exceptions to Copyright Assignments
Schedule 2.1.5(k)	Intellectual Property - Rejected Applications
Schedule 2.1.5(m)	Intellectual Property - Exceptions to Contracts or Assignments
Schedule 2.1.6	Insurance
Schedule 2.1.7	Material Agreements
Schedule 2.1.8	Litigation
Schedule 2.1.10(b)	Permits
Schedule 2.1.12	ERISA
Schedule 2.1.14	Environmental
Schedule 2.2.2(a)	Conflicts - Purchaser
Schedule 2.2.2(b)	Consents - Purchaser

Exhibits

Exhibit A	Form of Promissory Notes
Exhibit B	Form of Escrow Agreement
Exhibit C	Form of Bill of Sale, Assignment & Assumption Agreement
Exhibit D	Form of Seller's Opinion
Exhibit E	Form of Brand Ambassador Agreement
Exhibit F	Form of License Agreement
Exhibit G	Form of Guaranty
Exhibit H	Form of Trademark Assignment Agreement
Exhibit I	Form of Copyright Assignment Agreement
Exhibit J	Form of Subordination Agreement
Exhibit K	Form of Acknowledgement of Collateral Assignment

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (the “Agreement”) is entered into as of August 27, 2013 (the "Effective Date"), by and among To The Game, LLC, a Georgia limited liability company, ( the “Purchaser”), Salt Life Holdings, LLC, a Florida limited liability company (the “Company”), Roger L. Combs, Sr., an individual resident of the state of Florida, Donald R. Combs, an individual resident of the state of Florida, Richard Thompson, an individual resident of the state of Florida, and Michael T. Hutto, an individual resident of the state of Florida. Roger L. Combs, Sr., Donald R. Combs, Richard Thompson, and Michael T. Hutto are sometimes referred to in this Agreement as the “Owners.” The Company and the Owners are sometimes referred to in this Agreement individually as a “Seller” and collectively as the “Sellers.”
W I T N E S S E T H
WHEREAS, the Company is in the business of licensing its intellectual property to third parties for commercialization of products bearing such intellectual property (the “Business”); and
WHEREAS, Purchaser desires to acquire, and the Company desires to sell, assign, and transfer to Purchaser, substantially all of the assets and properties of the Business, all upon the terms and subject to the conditions set forth in this Agreement (the “Acquisition”);
NOW, THEREFORE, in consideration of the mutual promises made in this Agreement and of the mutual benefits to be derived herefrom, the parties hereto agree as follows (certain capitalized terms used in this Agreement are defined in Section 6.13 hereof):
ARTICLE 1. SALE AND PURCHASE OF ASSETS
1.1    Sale and Purchase of Assets. Subject to all of the terms and conditions of this Agreement and in reliance upon the representations and warranties contained in this Agreement, on the Closing Date, the Sellers will sell, transfer, assign, convey, and deliver to Purchaser, and Purchaser will purchase, free and clear of all Liens (other than Permitted Liens), all right, title, and interest of the Sellers in and to all of the assets and properties of every nature, kind, and description, tangible and intangible, whether intellectual, personal, or mixed, whether contingent or otherwise, now existing and whether or not reflected on the Company's books, of or relating to the Business, excluding the Excluded Assets, as the same may exist on the Closing Date (collectively, the “Assets”), including, without limitation, all right, title, and interest of the Sellers in, to, and under:
(a)All personal property listed on Schedule 2.1.4;
(b)All Intellectual Property, including, without limitation all intellectual property or proprietary rights set forth in Schedule 2.1.5, in addition to all rights of Company or any other Seller to sue and/or recover damages for past, present or future infringement or misappropriation of any of the foregoing, and all goodwill associated therewith;
(c)All hardware and software owned, used, or held for use in the conduct of the Business and any and all files and data contained on such software;

(d)All customer lists, customer data, e-mail directories, current, past or potential licensee data, and any other customer or licensee information or communications relating to or used in or by the Business;
(e)Except as provided in Section 1.2(a), all contracts, arrangements, licenses, and other agreements relating to the Business, including, without limitation, any right to receive payment pursuant to such contracts, arrangements, licenses, and other agreements which accrues after the Closing Date;
(f)All registrations, applications, licenses, permits, and orders issued by any Governmental Authority with respect to the conduct of the Business, including, without limitation, those listed on Schedule 2.1.10(b);
(g)All rights and interests under contracts of insurance, insurance claims, or rights to indemnity with respect to any of the Assets or any of the Assumed Liabilities;
(h)All claims and demands of any nature against third parties, whether by way of counterclaim or otherwise, with respect to the ownership, use, function, or value of any of the Assets or the Assumed Liabilities, regardless of when such claims or demands arise;
(i)All books, records, registrations, certificates, files, invoices, data bases, computer programs, manuals, and other materials (in any form or medium), including, without limitation, sales, marketing and promotional materials, agent communications and materials, any and all files and records maintained with respect to the Intellectual Propety and other Assets, accounting records, and supplier lists; and
(j)All goodwill and going concern value attributable to the Assets or operation of the Business.
1.2    Excluded Assets. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, the Company will retain and will not transfer, and Purchaser will not purchase or acquire, the following (collectively, the “Excluded Assets”):
(a)    Any and all Material Agreements that are not listed on Schedule 1.7(a);
(b)    The Plans and any other compensatory agreements, arrangements or plans with respect to any current or former service provider of the Company, the assets related thereto, and any records related thereto;
(c)    All cash and cash equivalents of the Business;
(d)    The minute books and corporate records of the Company;
(e)    Any and all real property, leases or other interests in real property;
(f)    Any inventories of raw materials, supplies, work in process, finished products, goods, spare, replacement or component parts, office supplies, packaging material and similar items;
(g)    All accounts receivable incurred by the Business on or before the Closing Date;
(h)    All rights to any action, suit, or claim of any nature available to or being pursued by Sellers that are not related, directly or indirectly, to the Assets or Assumed Liabilities, whether arising by way of counterclaim or otherwise;
(i)    All assets, properties, and rights specifically set forth on Schedule 1.2(i); and
(j)    The rights which accrue or will accrue to Sellers under the Agreement.

1.3    Closing. The purchase and sale of the Assets and the assumption of the Assumed Liabilities contemplated hereby (the “Closing”) will be consummated at the offices of Company in Jacksonville, Florida on the Effective Date or at such other place, time, or date as the parties hereto may agree in writing (the “Closing Date”), to be effective as of 12:01 a.m. on the Closing Date.
1.4    Purchase Price. The purchase price to be paid to the Company for the sale, transfer, and conveyance of the Assets will be Thirty-Seven Million and 00/100 Dollars ($37,000,000.00) plus the Contingent Consideration set forth in Section 1.6 below (the “Purchase Price”). At the Closing, Purchaser will pay to the Company Twelve Million and 00/100 Dollars ($12,000,000.00) of the Purchase Price (the “Cash Purchase Price”) via wire transfer of immediately available funds to an account designated by the Company in writing, and Purchaser will deposit Three Million and 00/100 Dollars ($3,000,000.00) (the “Escrow Amount”) by wire transfer of immediately available funds into the Escrow Account, to be held and distributed as set forth in Section 1.5 below. The remainder of the Purchase Price will be paid by Purchaser via delivery of multiple promissory notes in the form of Exhibit A attached hereto (the “Promissory Note”) in the aggregate principal amount of Twenty-Two Million and 00/100 Dollars ($22,000,000.00).
1.5    Escrow. The Escrow Amount plus any interest accrued thereon will be available exclusively in accordance with the terms of the Escrow Agreement among the parties, to be executed and delivered at the Closing in the form attached hereto as Exhibit B (the “Escrow Agreement”) to satisfy any amounts owed in connection with indemnification claims made pursuant to Sections 5.3(a) and 5.3(b) herein.
1.6    Contingent Consideration. As consideration for the transfer of goodwill and going concern value of the Business, Purchaser will pay to the Company contingent consideration (the “Contingent Consideration”) equal to twenty percent (20%) of the amount by which Gross Revenues for calendar year 2019 exceed Fifty Million and 00/100 Dollars ($50,000,000.00). “Gross Revenues” means (i) net sales revenue (gross sales less returns, allowances and discounts) generated by Purchaser or its Affiliates from the sale of Salt Life-branded products (the “Products”) during calendar year 2019, including both domestic and international sales of Products during calendar year 2019, determined in accordance with GAAP, plus(ii) net royalty revenues received by Purchaser or its Affiliates during calendar year 2019 pursuant to agreements with third parties licensing the sale of Products, determined in accordance with GAAP.
Within thirty (30) days following each of Purchaser's first three fiscal quarters ending during calendar year 2019, Purchaser will provide Company with an estimate of Gross Revenues for each such quarter and an estimate of Gross Revenues for calendar year 2019 to date.
(a)    No later than forty-five (45) days following December 31, 2019, Purchaser will prepare or cause to be prepared and deliver to Sellers a calculation reflecting the Contingent Consideration due to the Company, if any, determined in accordance with GAAP and consistent with Purchaser's customary accounting policies (the “Contingent Consideration Calculation”), along with documentation supporting the Contingent Consideration Calculation and any other documentation or data reasonably requested by the Company in connection with such calculation.
(b)    Disputes with respect to the Contingent Consideration Calculation will be resolved as follows:
(i)The Company will have ninety (90) days after receipt of the Contingent Consideration Calculation (the “Review Period”) to assert that the Contingent Consideration Calculation is not correct or that the Contingent Consideration Calculation was arrived at other than in accordance with the provisions of this Section 1.6(b)(i) (a “Contingent Consideration Dispute”). If the Company desires to assert a Contingent Consideration Dispute, then the Company must give the Purchaser written notice of such dispute (a “Contingent Consideration Dispute Notice”) within the Review Period, setting forth in reasonable detail the items with which the Company disagrees, together with supporting calculations.
(ii)Within fifteen (15) days after delivery of the Contingent Consideration Dispute Notice (if any), if Purchaser and the Company are unable despite their reasonable efforts to resolve the dispute set forth in the Review Notice, Purchaser and the Company will jointly retain a nationally recognized firm of independent public accountants mutually acceptable to them, the cost of which will be borne equally by Purchaser and the Company. Such independent firm will review the Contingent Consideration Calculation (and, if necessary or appropriate in its judgment, any related work papers of Purchaser) and the Contingent Consideration Dispute Notice, and will, as promptly as practicable and in no event later than twenty (20) days following the date of its engagement, deliver to Purchaser and the Company a report (the “Contingent Consideration Adjustment Report”) setting forth, in reasonable detail, its determination with respect to all of the disputed amounts specified in the Contingent Consideration Dispute Notice, and the revisions, if any, to be made to the Contingent Consideration Calculation to reflect such determination, together with supporting calculations. The Contingent Consideration Adjustment Report will be final and binding upon Purchaser and Sellers.
(iii)If the Company does not deliver a Contingent Consideration Dispute Notice to Purchaser within the Contingent Consideration Dispute Period or the Company accepts the Contingent Consideration Calculation in writing, the Contingent Consideration Calculation delivered by Purchaser will be deemed to have been accepted by Sellers in the form in which it was delivered by Purchaser and will be final and binding upon Purchaser and Sellers.
(c)    Upon final determination of the Contingent Consideration Calculation pursuant to Sections 1.6(a) and 1.6(b), Purchaser will pay to the Company the Contingent Consideration due, if any, upon the later of the following: (i) April 15, 2020; or (ii) within five (5) days following the determination of the final and binding Contingent Consideration Calculation via wire transfer of immediately available funds to an account designated in writing by the Company.
(d)    Subject to the foregoing and to the other terms of this Agreement, Sellers acknowledge and agree that from and after the Closing, Purchaser will have the right, subject to any applicable fiduciary duties under state corporate law, to operate the Business and Purchaser's and its Affiliates' other businesses, whether now owned or hereafter acquired, in any way that it deems appropriate in its sole discretion. Sellers further acknowledge and agree that (i) the Contingent Consideration is uncertain and not guaranteed and is subject to numerous factors outside the control of Purchaser, (ii) there is no assurance that Sellers will earn any Contingent Consideration, and (iii) the parties intend that the express provisions of this Agreement will solely govern their contractual relationship.
(e)    Allocation of Contingent Consideration. Notwithstanding any other provision of this Agreement or any schedules, exhibits, or other documents relating hereto, for purposes of allocating the Purchase Price as contemplated in Section 1.11 hereof and adjustment to said allocation, the entire amount of the Contingent Consideration will be allocated to Class VII Assets on IRS Form 8594.
(f)    Payment of Contingent Consideration Upon Certain Events. If, prior to the payment of the Contingent Consideration, (i) Purchaser transfers title to a material portion of the Assets to another Person other than Delta Apparel, Inc., or ii) any Person or group of Persons shall acquire from Delta Apparel, Inc. direct or indirect beneficial ownership (whether as a result of equity ownership, revocable or irrevocable proxies or otherwise) of the securities of the Purchaser, pursuant to one or more transactions, such that after consummation and as a result of such transaction, such Person(s) possess at least 50% or more of the voting power of the securities of the Purchaser (each an "Acceleration Event"), then Purchaser agrees to immediately pay to the Company, Contingent Consideration in an amount equal to (i) if the Acceleration Event occurs in calendar year 2013 or 2014, Three Million Six Hundred Thousand and 00/100 Dollars ($3,600,000.00) or (ii) if the Acceleration Event occurs in calendar year 2015 or later, an amount equal to twenty percent (20%) of the amount by which Pro Forma 2019 Gross Revenues for calendar year 2019 exceed Fifty Million and 00/100 Dollars ($50,000,000.00).
Pro Forma 2019 Gross Revenues means the amount of Gross Revenues that would be achieved in calendar year 2019 if Gross Revenues during the Prior Calendar Year grew at the Average Annual Growth Rate.  Prior Calendar Year means the calendar year immediately preceding the calendar year in which the Acceleration Event occurs.  Average Annual Growth Rate means (i) if the Acceleration Event occurs in calendar year 2015, twenty-one percent (21%); and (ii) if the Acceleration Event occurs in calendar year 2016 or later, the average annual growth rate of Gross Revenues from 2014 to the Prior Calendar Year.
Notwithstanding the foregoing or anything to the contrary contained herein, if any Acceleration Event occurs after calendar year 2019 but before any Contingent Consideration due is paid, the amount of Contingent Consideration will be determined based on the actual Gross Revenues in calendar 2019 rather than Pro Forma 2019 Gross Revenues. If Purchaser makes a payment pursuant to this Section 1.6(f), such payment will constitute payment in full of the Contingent Consideration and no further amounts shall be due pursuant to this Section 1.6.
(g)    The Purchaser engaged an independent valuation company to conduct a valuation of the Contingent Consideration.  In the valuation, the independent valuation company determined that the value of the Contingent Consideration is highly speculative and subject to many uncertainties and assumes a dramatic increase in revenues.  The Purchaser agrees to provide a copy of the portion of the above-referenced independently commissioned valuation applicable to the Contingent Consideration within a reasonable period of time following the Closing. The parties may use or may have used estimates of value of the Contingent Consideration for financial reporting, budgeting, financing, discussion and other purposes and agree that that the estimation of value and use of any estimated value for any purpose shall not (i) be construed as a representation, warranty or covenant regarding the amount of Contingent Consideration payable under this Agreement, (ii) create any obligation to pay any minimum amount of Contingent Consideration, or (iii) operate to impose a limitation or cap on the amount of Contingent Consideration.
1.7    Assumption of Liabilities.
(a)On the Closing Date, Purchaser will assume and agree to discharge all of the following obligations with respect to the Business in accordance with their respective terms, but only to the extent that such obligations do not constitute Excluded Liabilities (the “Assumed Liabilities”):any and all liabilities, obligations, and commitments arising out of the Material Agreements that are listed on Schedule 1.7(a), excluding, however, any obligation or liability arising thereunder on or prior to the Closing Date.
(b)Notwithstanding any provision of this Agreement to the contrary, Purchaser will not assume any liabilities, obligations, or commitments of the Company other than the Assumed Liabilities, and all such other liabilities, obligations, and commitments will be retained by the Company (the “Excluded Liabilities”). Without limiting the generality of the foregoing, none of the following will be Assumed Liabilities for purposes of this Agreement:
i.All trade accounts payable, accrued payroll, accrued employee benefits, including accrued vacation and sick leave and accrued post retirement and post employment benefits, accrued taxes, and all other accrued expenses relating to the Business;

ii.Any liabilities or obligations for borrowed money or evidenced by bonds, debentures, notes, drafts, or similar instruments;
iii.Any and all liabilities, obligations, or commitments arising out of any and all Material Agreements that are not listed on Schedule 1.7(a);
iv.Any and all Taxes (whether pursuant to existing laws and regulations or laws and regulations subsequently enacted by any Governmental Authority) that arise from (A) the operation of the Business on or prior to the Closing Date; (B) the ownership of the Assets on or prior to the Closing Date; or (C) the consummation of the transactions contemplated in this Agreement;
v.Any liabilities or obligations relating to employees of the Business arising while such employees are employed by the Company, including all liabilities or obligations relating to any claims by employees of the Business, whether pending as of the Closing Date or arising after the Closing Date, due to acts, alleged acts, or omissions of the Company under any federal labor or employment laws or state laws relating to labor relations, equal employment, fair employment practices, entitlements, prohibited discrimination, or other employment practices or otherwise relating to or arising out of the employment relationship with the Company or the termination thereof;
vi.All liabilities or obligations under any employment, severance, retention, or termination agreement between the Company and any of its employees;
vii.Any liabilities or obligations relating to any of the Plans or relating to payroll, vacation, sick leave, workers' compensation, unemployment benefits, pension benefits, or any other employee benefits of any kind for employees of the Company;
viii.Any liabilities or obligations with respect to any actions, suits, proceedings, or possible claims, whether such actions, suits, proceedings, or possible claims are currently pending, threatened, contingent, subsequently arise, or otherwise, in any way relating to the conduct of the Business prior to the Closing Date, including any such matters disclosed on Schedule 2.1.8 and without regard to whether any such actions, suits, proceedings, or possible claims are described on Schedule 2.1.8;
ix. Any and all liabilities or obligations arising from or in connection with warranty claims or product liability claims relating to products manufactured or sold by the Company or by a third party under license by the Company (excluding only those sold by Purchaser or its Affiliates under license by the Company) prior to the Closing Date and any liabilities relating to the return of any products sold by the Company or by a third party under license by the Company (excluding only those sold by Purchaser or its Affiliates under license by the Company) prior to the Closing Date;
x.Any liabilities for Environmental Damages relating to the Sellers, the Business or the Assets, whether or not disclosed in the Schedules to this Agreement or otherwise known to Sellers or Purchaser;
xi.All costs, expenses, liabilities, or obligations incurred by the Company incident to the negotiation and preparation of this Agreement and its performance and compliance with the agreements and conditions contained in this Agreement;
xii.Any and all liabilities, obligations, or commitments arising out of any and all ownership, lease or other interest in real property; and

xiii.Any liabilities or obligations relating to the Excluded Assets.
1.8    Closing Date Deliveries by Sellers. On the Closing Date, Sellers will deliver or cause to be delivered to Purchaser: (i) a Bill of Sale, Assignment and Assumption Agreement covering all of the Assets and the Assumed Liabilities in the form attached hereto as Exhibit C (the “Bill of Sale, Assignment and Assumption Agreement”); (ii) the Escrow Agreement; (iii) an opinion of Akerman Senterfitt, P.A., counsel to Sellers in the form attached hereto as Exhibit D; (iv) certified copies of the resolutions adopted by the Company's members, managers, and/or board of managers (as applicable) approving the Acquisition; (v) a Brand Ambassador Agreement between Purchaser or its Affiliate and Company in the form attached hereto as Exhibit E (the “Brand Ambassador Agreement”); (vi) a License Agreement between Purchaser or its Affiliate and C&H Lures Ultimate Tackle, Inc. in the form attached hereto as Exhibit F (the “License Agreement”); (vii) a Trademark Assignment Agreement in the form attached hereto as Exhibit H (the “Trademark Assignment Agreement”); (viii) a Copyright Assignment Agreement in the form attached hereto as Exhibit I (the “Copyright Assignment Agreement”); (ix) the subordination agreement requested by Purchaser's lenders in the form attached hereto as Exhibit J ("the "Subordination Agreement"); (x) the acknowledgment and consent to collateral assignment requested by Purchaser's lenders in the form attached hereto as Exhibit K ("the "Consent to Collateral Assignment"); and (xi) such other documents as may be required to give effect to this Agreement.
1.9    Closing Date Deliveries by Purchaser. On the Closing Date, Purchaser will deliver or cause to be delivered (a) to the Company the Cash Purchase Price and: (i) the Bill of Sale, Assignment and Assumption Agreement; (ii) the Promissory Notes; (iii) a Guaranty by Delta Apparel, Inc. of the Promissory Notes in the form attached hereto as Exhibit G whereby Delta Apparel, Inc., Purchaser's parent entity, will guaranty the obligations of Purchaser under the Promissory Note(s) and Purchaser's obligation to pay any Contingent Consideration pursuant to Section 1.6 (the “Guaranty”); (iv) the Escrow Agreement; (v) certified copies of the resolutions adopted by the Purchaser's board of managers approving the Acquisition; (vi) the Brand Ambassador Agreement; (vii) the License Agreement; and (viii) such other documents as may be required to give effect to this Agreement; and (b) to Escrow Agent, the Escrow Amount.
1.10    Further Assurances. From and after the Closing Date, subject to Section 1.1, Sellers will deliver to Purchaser such other bills of sale, deeds, endorsements, assignments, and other good and sufficient instruments of conveyance and transfer, in form reasonably satisfactory to Purchaser, as Purchaser may reasonably request or as may be otherwise reasonably necessary to vest in Purchaser all right, title, and interest of the Company in, to, or under all of the Assets.  If at any time following the Closing, any party receives any payment, correspondence, or other property that is intended for or belongs to another party or to which another party is legally entitled, then the party receiving such payment, correspondence, or other property will promptly pay over such payment or deliver such correspondence or other property to the other party.  From and after the Closing Date, Sellers will take all steps as may be reasonably necessary to put Purchaser in actual possession and control of all the Assets.  From time to time following the Closing, the parties will execute and deliver to each other such other instruments, documents and information as may be reasonably requested or as may be otherwise reasonably necessary to consummate or confirm the transactions contemplated hereunder, to accomplish the purpose of this Agreement, or to assure to the other party the benefits of this Agreement.  Sellers shall make available to Purchaser as of the Closing any and all files in their possession or control related to the prosecution of the Intellectual Property transferred as part of the Assets, any policing of the Intellectual Property transferred as part of the Assets, and any other certificates and other files or documents evidencing ownership of or otherwise related to the Assets. In addition, within two (2) weeks following the Closing, Sellers shall require their intellectual property counsel to send to Purchaser's General Counsel, at the Purchaser address listed in Section 6.6, any and all files related to the prosecution of the Intellectual Property transferred as part of the Assets, any policing of the

Intellectual Property transferred as part of the Assets, and any other certificates and other documents evidencing ownership of the Intellectual Property transferred as part of the Assets.
Further, for any and all actions and obligations necessary to assign, obtain, perfect, preserve, protect, enforce, prosecute, and/or assure to Purchaser the ownership and benefits of the Intellectual Property conveyed herein or intellectual property assets deriving therefrom, whether in the United States of America or any other country, each Seller hereby conveys to Purchaser's General Counsel full authority and rights to act in each Seller's stead, and/or as any Seller's designated agent or proxy, with respect to the Intellectual Property, including but not limited to creation and execution of documents and any other actions necessary to assign, perfect, preserve, protect, enforce, prosecute, and/or to otherwise obtain proper intellectual property protection for the Intellectual Property conveyed herein or intellectual property assets deriving therefrom.
1.11    Allocation of Purchase Price. Subject to Section 1.6(e) hereof the Purchase Price shall be allocated among the Assets in such manner as Purchaser may reasonably determine, subject to the last sentence of this Section 1.11; provided that Purchaser shall give written notice thereof to the Company within ninety (90) days following the Closing.  The parties shall file all applicable tax returns and reports (including IRS Form 8594) in accordance with and based upon such allocation and shall not take any position in any tax return or report, or any tax proceeding or audit, that is inconsistent with such allocation unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Internal Revenue Code. The parties acknowledge and agree that the Purchase Price will be allocated as follows: (i) up to Nine Hundred Thousand Dollars 00/100 ($900,000.00) to the noncompetition and nonsolicitation agreements of Sellers in Section 3.3 of this Agreement and (ii) the remainder of the Purchase Price shall be allocated to other Class VI and Class VII Assets.

ARTICLE 2.
REPRESENTATIONS AND WARRANTIES
2.1    Representations and Warranties of Sellers.
Sellers, jointly and severally, represent and warrant to Purchaser as of the date hereof:
2.1.1    Corporate Status; Authorization.
(a)Corporate Existence. The Company is a limited liability company duly organized, validly existing, and in good standing under the laws of the State of Florida and has all requisite corporate power and authority to own and operate its properties and assets and to carry on its business as presently conducted. All of the jurisdictions in which the Company is qualified as a foreign corporation to do business are listed on Schedule 2.1.1(a). The Company does not have any subsidiaries, does not own any shares, membership interests, or other equity interests of any Person, and is not a party to any joint venture or other similar agreement or arrangement.
(b)Authorization. The Company has full corporate power and authority to execute, deliver, and perform this Agreement and the other agreements and instruments executed and delivered by it at Closing, to consummate the transactions contemplated hereby and thereby, and to perform its obligations hereunder and thereunder. Each Owner has full power and authority to execute, deliver, and perform this Agreement and the other agreements and instruments executed and delivered by him at Closing, to consummate the transactions contemplated hereby and thereby, and to perform his obligations hereunder and thereunder. The execution and delivery of this Agreement and the other agreements and instruments executed and delivered by the Company at Closing and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of the Company. This Agreement and the other agreements and instruments executed and delivered by each Seller at Closing have been duly executed and delivered by each Seller that is a party thereto, and this Agreement and the other agreements and instruments executed and delivered by each Seller at Closing constitute the legal, valid, and binding obligation of each Seller that is a party thereto, enforceable against each of them in accordance with their respective terms.
2.1.2    Conflicts and Consents.
(a)Conflicts of the Company. Except as set forth on Schedule 2.1.2(a), the execution and delivery of this Agreement and the other agreements and instruments executed and delivered by the Company at Closing and the consummation by the Company of the transactions contemplated hereby and thereby in the manner contemplated hereby and thereby will not (y) result in the creation of any Lien upon on any of the Assets, or (z) conflict with or result in any violation of or default under (or any event that, with notice or lapse of time or both, would constitute a default under), require any consent under, or result in the acceleration or required prepayment of any indebtedness pursuant to the terms of, any provision of (i) the articles of organization or operating agreement of the Company, (ii) any mortgage, indenture, loan agreement, note, bond, deed of trust, other agreement, commitment, or obligation for the borrowing of money or the obtaining of credit, lease, or other agreement, contract, license, franchise, permit, or instrument to which the Company is a party or by which the Company may be bound, or (iii) any judgment, order, decree, law, statute, rule, or regulation applicable to the Company.
(b)Conflicts of Owners. Except as set forth on Schedule 2.1.2(b), the execution and delivery of this Agreement and the other agreements and instruments executed and delivered by each Owner at Closing and the consummation by each Owner of the transactions contemplated hereby and thereby in the manner contemplated hereby and thereby will not (y) result in the creation of any Lien upon any of the Assets, or (z) conflict with or result in any violation of or default under (or any event that, with notice or lapse of time or both, would constitute a default under) , require any consent under, or result in the acceleration or required prepayment of any indebtedness pursuant to the terms of, any provision of (i) any mortgage, indenture, loan agreement, note, bond, deed of trust, other agreement, commitment, or obligation for the borrowing of money or the obtaining of credit, lease, or other agreement, contract, license, franchise, permit, or instrument to which any Owner is a party or by which any Owner may be bound, or (ii) any judgment order, decree, law, statute, rule, or regulation applicable to any Owner.
(c)Consents. Except as set forth on Schedule 2.1.2(c), no consent, approval, authorization, permit, order, filing, registration, or qualification of or with any Governmental Authority or third Person is required to be obtained by any Seller in connection with the execution, delivery, and performance of this Agreement or the consummation by the Sellers of the transactions contemplated hereby in the manner contemplated hereby.
2.1.3    No Liens. The Company has good, exclusive, and marketable title to the Assets, free and clear of all Liens, except for Permitted Liens.
2.1.4    Intentionally Omitted.
2.1.5    Intellectual Property.
(a)Schedule 2.1.5(a) contains a list (designated by category and including all registration, application or serial numbers) of the following: all valid trademark or service mark registrations owned by the Company (or owned by any of the Owners and ever used in or related to the Business) and that have been issued by the United States Patent and Trademark Office (the “U.S. Trademark Registrations”), all pending trademark or service mark applications filed by the Company (or filed by any of the Owners and ever used in or related to the Business) with the United States Patent and Trademark Office (the “U.S. Trademark Applications”), all trademark or service mark registrations owned by Company (or owned by any of the Owners and ever used in or related to the Business) that have been issued by any foreign governmental authority (the “Foreign Trademark Registrations”), all pending trademark or service mark applications filed by the Company (or by any of the Owners and ever used in or related to the Business) with any foreign government authority (the “Foreign Trademark Applications”), all copyright registrations issued to the Company (or to any of the Owners and ever used in or related to the Business) by the U.S. Copyright Office (the “U.S. Copyright Registrations”), all patents or patent applications filed by or owned by Company (or owned by the Owners and used in or related to the Business) (the “Patents and Patent Applications”), a list of specific designs and logos that, excluding those set forth on Schedule 2.1.5(i), are owned by the Company (the “Designs/Logos”), the domain name registrations owned by the Company (or by any of the Owners and used in or related to the Business) (the “Domain Name Registrations”). Notwithstanding anything in this Agreement to the contrary, Sellers make no representations regarding any Delta Obtained IP, and such assets shall only be included in the Assets to the extent of Sellers' rights therein and to the extent assignable without consent of any third party engaged by Purchaser or Affiliates in the creation of the Delta Obtained IP.
(b)Company is the registered owner of the U.S. Trademark Registrations and, except as set forth on Schedule 2.1.5(b), has filed all applicable post-registration filings of affidavits of continued use and incontestability and renewal applications. The U.S. Trademark Registrations are not subject to any maintenance fees or Taxes or actions due within ninety (90) days after the Closing Date. Sellers have not received any notice that any action has been taken by any third party to oppose, invalidate or cancel any U.S. Trademark Registrations and, to the Knowledge of Sellers, no such action is threatened. The U.S. Trademark Registrations are valid and enforceable. Sellers have not received notice from any third party alleging infringement of a third party's rights by the trademarks or service marks covered by the U.S. Trademark Registrations. Set forth on Schedule 2.1.5(b) is a list of third parties to whom Company has sent cease and desist or opposition or cancellation notices alleging that such third parties are infringing on Company's trademark or service mark rights, which matters are not yet resolved. Sellers have no Knowledge of any third parties that are infringing upon any of the Company's trademark or service mark rights, except as set forth on Schedule 2.1.5(b).
(c)Set forth on Schedule 2.1.5(c) is a description of outstanding United Stated Patent and Trademark Office (“USPTO”) office actions received by Company with respect to any of the U.S. Trademark Applications. No third party has taken any action to oppose any U.S. Trademark Application, and, to the Knowledge of Sellers, no such action is threatened. Sellers have not received notice from any third party alleging infringement of a third party's rights by the trademarks or service marks covered by the U.S. Trademark Applications (other than the office actions noted above as set forth on Schedule 2.1.5(c)).
(d)No action has been taken by any third party to oppose, invalidate or cancel any Foreign Trademark Registrations and, to the Knowledge of Sellers, no such action is threatened. Sellers have not received any notice from any third party alleging trademark infringement of a third party's rights by the trademarks or service marks covered by the Foreign Trademark Registrations, except as set forth in Schedule 2.1.5(d). The Foreign Trademark Registrations are valid and enforceable, subject to cancellation and/or rights of challenge under foreign laws that may exist due to nonuse.
(e)Set forth on Schedule 2.1.5(e) is a description of outstanding notices or objections received by Company from any foreign registration authority with respect to the Foreign Trademark Applications.

Sellers have not received any notice that any action has been taken by any third party to oppose any Foreign Trademark Applications, and, to the Knowledge of Sellers, no such action is threatened, except as set forth in Schedule 2.1.5(e). Sellers have not received notice from any third party alleging infringement of a third party's rights by the trademarks or service marks covered by the Foreign Trademark Applications (other than the notices or objections noted above as set forth in Schedule 2.1.5(e)).
(f)None of the Company's Trademark or Service Mark Rights (as defined below), registered or unregistered, that are part of the Intellectual Property (other than Delta Obtained IP) infringe or otherwise violate or, to Sellers' Knowledge, are alleged (except for office actions, notices, or objections issued by a Government Authority or as set forth on Schedule 2.1.5(f)) to infringe or otherwise violate any trademark, service mark, trade name, or other intellectual property or proprietary right of any Person in (1) the United States; or (2) any other country or jurisdiction where the trademarks or service marks (a) have been used by the Company or any licensee pursuant to a license agreement solely with respect to the licensed articles thereunder and (b) have been specifically approved for use by the Company following the execution of any such license agreement solely with respect to the licensed articles under such license agreements. For purposes of this Agreement, “Trademark or Service Mark Rights” shall mean the trademark and service mark rights of the Company with respect to the types of goods and services used by the Company or any of its licensees pursuant to license agreements within the thirty (30) months prior to the Closing.
(g)No U.S. Copyright Registration has been or is now involved in any opposition, invalidation, or cancellation, and, to the Knowledge of Sellers, no such action is threatened. The U.S. Copyright Registrations are valid and enforceable and none of the Company's copyrights, registered or unregistered, that are part of the Intellectual Property (other than Delta Obtained IP) infringe or otherwise violate or, to Seller's Knowledge, are alleged to infringe or otherwise violate any copyright of any Person, except as set forth on Schedule 2.1.5(g). Sellers have not received any notice from any third party alleging infringement of a third party's rights by the material covered by the U.S. Copyright Registrations, except as set forth on Schedule 2.1.5(g).
(h)Intentionally omitted.
(i)Except as set forth on Schedule 2.1.5(i), the Company has obtained valid and enforceable assignments of the copyright to the visual art components, to the extent subject to copyright protection, of the Designs/Logos and the Design/Logos do not infringe or otherwise violate or, to Sellers' Knowledge, are alleged to infringe or otherwise violate any copyright of any Person with respect to the use of the Design/Logos without modification, within (1) the United States; or (2) any other geographical locations where goods or services bearing the Designs/Logos (a) have been sold by the Company or any licensee pursuant to a license agreement solely with respect to the licensed articles under such license agreements within the thirty (30) months prior to the Closing and (b) have been specifically approved for use by the Company following the execution of any such license agreement solely with respect to the licensed articles under such license agreements within the thirty (30) months prior to the Closing. Except as set forth on Schedule 2.1.5(i), the Design/Logos do not infringe or otherwise violate or, to Sellers' Knowledge, are alleged to infringe or otherwise violate any trademark or other intellectual property or other proprietary right of any Person with respect to the use of the Design/Logos without modification and in the same manner as used by Company or any of its licensees pursuant to license agreements within the thirty (30) months prior to Closing, within (1) the United States; or (2) any other geographical locations where goods or services bearing the Designs/Logos (a) have been sold by the Company or any licensee pursuant to a license agreement solely with respect to the licensed articles under such license agreements within the thirty (30) months prior to the Closing, and (b) have been specifically approved for use by the Company following the execution of any such license agreement solely with respect to the licensed articles under such license agreements within the thirty (30) months prior to the Closing
(j)All Domain Name Registrations have been registered in the name of Company. No Domain Name Registrations are now involved in any dispute, oppositon, invalidation or cancellation proceedings and, to Sellers' Knowledge, no such action is threatened. No Domain Name Registration, as currently used in the Business, infringes, interferes with or, to Sellers' Knowledge, is alleged to interfere with or infringe the trademark or other intellectual property or proprietary right of any other Person within the United States or any other geographical locations where goods or services bearing the Design/Logos have been sold and licensed for use to date.
(k)Set forth on Schedule 2.1.5(k) is a list of any copyright applications or trademark or service mark applications that have been refused registration by any Governmental Authority.
(l)Subject to the limitation noted in this Section 2.1.5(l), the Company is the owner of all right, title and interest in and to the Intellectual Property, holds all Intellectual Property free and clear of all Liens, and has the right to use without payment to a third party (other than prosecution, registration, renewal, maintenance and similar fees due a Governmental Authority), all of the Intellectual Property as set forth on Schedule 2.1.5(a), other than as restricted by the licenses listed in Schedule 2.1.7. No intellectual property other than the Intellectual Property and the Delta Obtained IP is necessary for the conduct of the Business as currently conducted.  Owners have validly assigned to the Company all right, title and interest they have in and to any intellectual property or proprietary rights that relate to or have been used in the Business. Notwithstanding anything herein to the contrary, Sellers make no representations regarding Liens or payment obligations to third parties related to the Delta Obtained IP that attached because of the act or omission of Delta prior to the assignment or transfer of the Delta Obtained IP to the Company. Company's assignment of the Delta Obtained IP and the inclusion thereof as part of the Assets is limited to the rights obtained by Company from Delta in and to the Delta Obtained IP and is subject to any requirements for obtaining the consent of any third party that may have arisen prior to the assignment or transfer of the Delta Obtained IP to the Company. Notwithstanding anything herein to the contrary, Sellers make no representations regarding Liens or payment obligations to third parties related to the IMG Obtained IP. Company's assignment of the IMG Obtained IP and the inclusion thereof as part of the Assets is limited to the rights obtained by the Company from IMG in and to the IMG Obtained IP and is subject to any requirements for obtaining the consent of any third party and any payments to third parties related thereto.
(m)All contractors, consultants or other third parties that have created or provided to the Company any Intellectual Property, other than Delta Obtained IP and IMG Obtained IP, have assigned to the Company all of their right, title and interest in and to such Intellectual Property and to the extent the assignment of such rights required a written agreement such Persons have executed such an agreement, except as set forth on Schedule 2.1.5(m). All employees of Sellers that have created or provided to the Company any Intellectual Property, other than Delta Obtained IP and IMG Obtained IP, have assigned to Sellers all right, title and interest in and to such Intellectual Property.
2.1.6    Intentionally Omitted.
2.1.7    Material Agreements. Except for the contracts, franchises, agreements, plans, leases, and licenses described on Schedule 2.1.7, the Company is not a party to or subject to:
(a)any contract or agreement with a licensee, agent, sales representative, dealer, distributor, or with respect to Intellectual Property , any designer, artist or other independent contractor;

(b)any contract or agreement pursuant to which the Company has any obligation to indemnify any Person;
(c)any instrument evidencing or related to indebtedness for money loaned or borrowed by the Company or indebtedness guaranteed by the Company;
(d)any contract or agreement containing covenants limiting the freedom of the Company to compete in any line of business or with any Person;
(e)any license or franchise agreement in which the Company is the licensor or franchisor or in which the Company is the licensee or franchisee; or
(f)any contract or agreement, not covered by any of the other items of this Section 2.1.7, which (i) involves the payment or receipt by the Company of $5,000 or more; or (ii) does not terminate, or is not terminable, by and without penalty to the Company prior to one year from the date hereof.
All contracts, agreements, and licenses described on Schedule 2.1.7 (the “Material Agreements”) are valid and in full force and effect, and no Seller has received any notice of termination with respect to any Material Agreement.  Neither the Company nor, to the Knowledge of Sellers, any other party to any such Material Agreement has breached any material provision of any such Material Agreement or is in default in any material respect under the terms of any such Material Agreement.  Schedule 2.1.7 identifies each Material Agreement that is or might be breached by, or terminable by any other party upon, the sale of substantially all of the Assets or occurrence of any of the other transactions contemplated by this Agreement.
    2.1.8    Litigation. Except as set forth on Schedule 2.1.8, there are no actions, suits, or proceedings pending or, to the Knowledge of Sellers, threatened or any basis for any such actions, suits, or proceedings against or affecting the Company or its properties, assets, or business or which would prevent the consummation of the transactions contemplated hereby.  None of the actions, suits, or proceedings set forth on Schedule 2.1.8 will, individually or in the aggregate, if adversely decided against the Company, have a material adverse effect or will prevent or hinder the consummation of the transactions contemplated hereby.  There is no investigation pending or threatened by any Governmental Authority with respect to the Business.
2.1.9    No Judgments or Orders. The Company is not a party to or subject to any judgment, order, or decree entered in any action or proceeding brought by any Governmental Authority or any other Person enjoining it in respect of any business practice, the conduct of business in any area, the acquisition of any property, or in any other respect.
2.1.10    Compliance with Laws; Permits.
(a)Compliance with Laws. The Company is not in violation of any Applicable Law. No Seller has received any notice to the effect that, or otherwise been advised that, the Company is not in compliance with any Applicable Law, and no Seller has any reason to anticipate that any presently existing circumstance of which it or he has Knowledge is likely to result in a violation of any Applicable Law.
(b)Permits. All licenses, permits, registrations, orders, and other approvals of all Governmental Authorities and third Persons with respect to the conduct of the Business have been obtained by the Company, are set forth on Schedule 2.1.10(b), and are in full force and effect, and there has been neither any violation, suspension, or cancellation thereof, nor any basis for any suspension or cancellation therof.
2.1.11    Tax Matters. Sellers have correctly prepared and timely filed all material tax returns and other tax reports required to be filed, and have paid all taxes shown thereon as owing. Sellers are not currently the beneficiary of any extension of time within which to file any material tax return other than extensions of time to file tax returns obtained in the ordinary course of business. No Liens exist, or will exist immediately following Closing, on the Assets that relate to or are attributable to any Taxes. The representations and warranties in this section are the Seller's sole and exclusive representations and warranties regarding taxes.
2.1.12    Compliance with ERISA. Schedule 2.1.12 sets forth a complete list of each “employee benefit plan,” as that term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (the “Plans”). Each Plan has been administered and operated in material compliance with its terms and the applicable requirements of ERISA and the Code and there are no pending or, to the knowledge of Sellers, threatened, claims of any Company Personnel against or otherwise involving any of the Plans (other than routine claims for benefits or routine appeals thereof).
2.1.13    Labor Matters. Sellers have complied in all respects with all Applicable Laws relating to employment practices, terms and conditions of employment, equal employment opportunity, nondiscrimination, nonretaliation, immigration, wages, hours, benefits, collective bargaining, the payment of social security and similar Taxes and occupational safety and health. No Seller is liable for the payment of any Taxes, fines, penalties, or other amounts, however designated, for failure to comply with any such Applicable Law. The Company has not been, and is not now, a party to any collective bargaining agreement or other labor contract, and there is no representation petition pending or threatened with respect to any employee of the Company.
2.1.14    Environmental. As of the Effective Date, the Company is not in violation of or liable under, any Environmental Law.
2.1.15    Product Warranty.
To the Knowledge of Sellers, each Product manufactured, sold, or delivered by the Company or by a third party under license from the Company (excluding only Purchaser or its Affiliates) has been in conformity with all material contractual commitments and all express and implied warranties.
2.1.16    Product Liability. The Company has no liability (and there is no basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against the Company giving rise to any liability) arising out of any injury to any individual or property as a result of the ownership, possession, or use of any Product manufactured, sold, or delivered by the Company or by a third party under license from the Company (excluding only Purchaser or its Affiliates).  Each Product manufactured, sold, or delivered by a third party under license from the Company (excluding only Purchaser or its Affiliates) has been in conformity with all applicable intellectual property laws and regulations and does not infringe or otherwise violate the trademark, service mark, copyright, patent, or other intellectual property or proprietary right of any third party, and the Company has no liability (and there is no basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against it giving rise to any liability) for such infringement or other violation.
2.1.17    Brokers, Finders. Sellers have not retained any broker or finder in connection with the transactions contemplated hereby so as to give rise to any claim against Purchaser for any brokerage or finder's commission, fee, or similar compensation.
2.1.18Ïntentionally Omitted.
2.2Representations and Warranties of Purchaser. Purchaser represents and warrants to Sellers as of the date hereof as follows:
2.2.1Corporate Status; Authorization.

(a)Corporate Existence. Purchaser is a limited liability company duly organized, validly existing, and in good standing under the laws of the State of Georgia and has all requisite company power and authority to own, lease, and operate its properties and to carry on its business as presently conducted.
(b)Authorization. Purchaser has full company power and authority to execute, deliver, and perform this Agreement and the other agreements and instruments executed and delivered by it at Closing, to consummate the transactions contemplated hereby and thereby, and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement and the other agreements and instruments executed and delivered by Purchaser at Closing and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Purchaser. This Agreement and the other agreements and instruments executed and delivered by Purchaser at Closing have been duly executed and delivered by Purchaser, and this Agreement and the other agreements and instruments executed and delivered by Purchaser at Closing constitute the legal, valid, and binding obligation of Purchaser, enforceable against Purchaser in accordance with their respective terms.
2.2.2Conflicts and Consents.
(a)Conflicts. Except as set forth on Schedule 2.2.2(a), the execution and delivery of this Agreement and the other agreements and instruments executed and delivered by Purchaser at Closing and the consummation by Purchaser of the transactions contemplated hereby and thereby in the manner contemplated hereby and thereby will not conflict with or result in any violation of or default under (or any event that, with notice or lapse of time or both, would constitute a default under), require any consent under, or result in the acceleration or required prepayment of any indebtedness pursuant to the terms of, any provision of (i) the articles of organization or operating agreement of Purchaser, (ii) any mortgage, indenture, loan agreement, note, bond, deed of trust, other agreement, commitment, or obligation for the borrowing of money or the obtaining of credit, lease, or other agreement, contract, license, franchise, permit, or instrument to which Purchaser is a party or by which Purchaser may be bound, or (iii) any judgment, order, decree, law, statute, rule, or regulation applicable to Purchaser.
(b)Consents. Except as set forth on Schedule 2.2.2(b), no consent, approval, authorization, permit, order, filing, registration, or qualification of or with any Governmental Authority or third Person is required to be obtained by Purchaser in connection with the execution, delivery, and performance of this Agreement or the consummation by Purchaser of the transactions contemplated hereby in the manner contemplated hereby.
2.2.3Brokers, Finders. Purchaser has not retained any broker or finder in connection with the transactions contemplated hereby so as to give rise to any claim against any Seller for any brokerage or finder's commission, fee, or similar compensation.
2.2.4    Sufficiency of Funds. Purchaser has sufficient cash on hand or other sources of immediately available funds to enable it to make payment of the Cash Purchase Price and consummate the transactions contemplated by the Agreement.
2.2.5    Solvency. Immediately after giving effect to the transactions contemplated hereby, Purchaser shall be solvent and shall: (a) be able to pay its debts as they become due; (b) have adequate capital to carry on its business; and (c) not be in default under any mortgage, indenture, loan agreement, note, bond, deed of trust or other agreement or obligation for the borrowing of money. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated hereby with the intent to hinder, delay, or defraud either present or future creditors of Purchaser or Sellers. In connection with the transactions contemplated hereby, Purchaser has not incurred, nor plans to incur, debts beyond its ability to pay as they become absolute and matured.

2.2.6    Intentionally omitted.
2.2.7    Independent Investigation. Purchaser has conducted its own independent investigation, review and analysis of the Business and the Assets and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of Sellers for such purpose. Purchaser acknowledges and agrees that (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, Purchaser has relied solely upon its own investigation and the express representations and warranties of Sellers set forth in Article II of this Agreement (including related portions of the Schedules); and (b) Sellers have not made any representation or warranty as to Seller, the Business, the Assets or this Agreement, except as expressly set forth in Article II of this Agreement (including the related portions of the Schedules).
ARTICLE 3.
CERTAIN COVENANTS
3.1Tax Matters.
(a)Sellers and Purchaser will (i) provide each other with such assistance as may be reasonably requested in connection with the preparation of any tax return, audit, or other examination by any taxing Governmental Authority or judicial or administrative proceedings relating to liability for Taxes relating to the Business, (ii) retain and provide each other with any records or other information that may be relevant to such tax return, audit, examination, or proceeding, and (iii) provide Purchaser with any final determination of any such audit, examination, or proceeding that affects any amount required to be shown on any tax return of the Business for any period. Without limiting the generality of the foregoing, Sellers will retain, until the applicable statutes of limitations (including any extensions) have expired, copies of all tax returns, supporting work schedules, and other records and information that are relevant to such returns for all tax periods or portions thereof ending on or before the Closing Date.
(b)Notwithstanding any provision of Applicable Law or this Agreement to the contrary, the Company will pay any sales, use, transfer, stamp, documentary, and similar Taxes and recording and filing fees (and file any tax returns relating to such Taxes) applicable to the transactions contemplated by this Agreement, it being agreed that none of such payments will be borne directly or indirectly by Purchaser.
(c)Personal property taxes and assessments with respect to the Assets will be prorated as of the Closing Date on the basis of the calendar year in which the Closing occurs, regardless of when such taxes become a lien or are payable. If the rate of any such taxes is not fixed prior to the Closing Date, the proration thereof at the Closing will be upon the basis of the rate for the preceding calendar year applied to the latest assessed valuation.
(d)The parties will cooperate to make any necessary filings and to furnish any required supplemental information to any taxing Governmental Authority resulting from the consummation of the transactions contemplated by this Agreement.
3.2Confidentiality.
(a)Each of the parties agrees to treat in confidence all documents, materials, and other information obtained from any other party in connection with the Acquisition or in connection with any investigation or examination relating thereto, regardless of whether such materials and information were obtained before the signing of this Agreement (collectively, “Acquisition Information”). All Acquisition Information will be kept confidential by the receiving party and its respective officers, directors, employees, representatives, agents, and advisors; provided, that (i) Purchaser will have no obligation to keep Acquisition

Information received by it from Sellers confidential so long as its disclosure of such Acquisition Information is related to the operation of the Business or is for a legitimate purpose; and (ii) Acquisition Information may be disclosed if so required by law (including securities laws).
(b)Any public announcement relating to the execution of this Agreement must be reasonably acceptable to Purchaser and Sellers and may be made only if agreed to by Purchaser and Sellers, except that any party may make a public announcement to the extent required by law (including securities laws).
(c)Notwithstanding anything in this Agreement to the contrary, none of the parties will have any obligation to preserve the confidentiality of any Acquisition Information that (a) prior to disclosure to the receiving party was already rightfully in such receiving party's possession, (b) is or becomes publicly available, other than by unauthorized disclosure, or (c) is received from a third party who is rightfully in possession of such information and has the authority to disclose it and who does not require the receiving party, in connection with disclosing such Acquisition Information to the receiving party, to refrain from disclosing such Acquisition Information to others.
(d)Each Seller hereby agrees that it or he will keep confidential and will not disclose to any Person, appropriate, or make use of for itself or himself or any other Person any Business Information. For purposes of this Agreement, “Business Information” means all information regarding the Business and its licensees, agents, customers or suppliers (i) that is not generally known to persons not employed by the Business, (ii) that is not generally disclosed by the Business to persons not employed by it, and (iii) as to which, prior to Closing, the Company made reasonable efforts to keep confidential, or after Closing, Purchaser makes reasonable efforts to keep confidential. Business Information includes, but is not limited to, information regarding the intellectual property, products and/or services of the Business, licensees, license agreements and any royalty rates, guarantees, or amounts paid or payable thereunder, sales information, research and development, inventions, discoveries, improvements, marketing, business, licensing, brand and product development strategies and plans, and non-public information concerning the legal or financial affairs of the Business.
3.3Noncompetition and Nonsolicitation.
(a)Each Seller agrees that during the period beginning on the Closing Date and ending upon payment in full of the Contingent Consideration or upon final determination that no Contingent Consideration is due (the “Restricted Period”), it or he will not, directly or indirectly (on behalf of itself or himself or as principal, agent, joint venture partner, contractor, employee, consultant, director, or officer of any Person), engage in a Competitive Business in the Territory or own any stock or equity or other securities of any Person that engages in a Competitive Business in the Territory. Notwithstanding the foregoing or anything to the contrary contained in this Section 3.3, (i) any Seller may own stock or other securities of any publicly-traded entity if such ownership interest is not greater than five percent (5%) of the outstanding stock or securities of such entity; (ii) Donald R. Combs and Roger L. Combs may continue to own C&H Lures Ultimate Tackle, Inc. and operate such business as currently operated as of the Effective Date; (iii) Michael T. Hutto may continue to own and operate a business for surfboard wax; and (iv) Richard Thompson may engage in a business related to paddleboard accessories or surfboard luggage.
“Competitive Business” means engaging in any activities or providing any products or services that are of the type conducted, authorized, licensed, offered or provided by the Company or any Seller within one (1) year prior to the Closing Date and includes, without limitation:
(i)     licensing or otherwise permitting intellectual property to be used commercially in connection with any: (i) ocean, beach, coastal, surfing, fishing, diving, tropical or aquatic-themed (collectively "Beach-Themed") casual and/or performance apparel, footwear, accessory, eyewear, decal, skincare or luggage products; (ii) any other Beach-Themed products, items or services that are the same or similar to those offered for sale by the Company, any third party under license from the Company, or any Seller as of the Closing Date; or (iii) any other Beach-Themed products or services which, as of the Closing Date, are otherwise licensed for use by the Company, or for which the Company has definite plans to license for use as of the Closing Date as described in the Purchaser's business plan and provided in Section 3.9; and
(ii)     manufacturing, marketing, promoting, representing, distributing, selling or otherwise using for commercial purposes any: (i) Beach-Themed casual and/or performance apparel, footwear, accessory, eyewear, decal, skincare or luggage products; (ii) any other Beach-themed products, items or services that are the same or similar to those offered for sale by the Company, any third party under license from the Company, or any Seller as of the Closing Date; or (iii) any other Beach-Themed products or services which, as of the Closing Date, are otherwise licensed for use by the Company or for which the Company has definite plans to license for use as described in the Purchaser's business plan and provided in Section 3.9.
“Territory” means:
(i)The United States of America and its territories, possessions and military bases and installations;
(ii)Any country or other jurisdiction throughout the world where Products are sold or offered for sale as of the Closing Date or where the Company licenses or otherwise permits the sale of Products as of the Closing Date; and
(iii)Any country or other jurisdiction throughout the world where the Company applied for trademark registration or similar intellectual property rights with respect to any of the intellectual property assets contained in Schedule 2.1.5 as of the Closing Date.
(b)    Each Seller agrees that during the Restricted Period, it or he will not, directly or indirectly (on behalf of itself or himself or as principal, agent, joint venture partner, employee, consultant, director, or officer of any Person), solicit or sell to any licensee or customer of Company as of the Closing Date (or any actively sought or licensee or customer of Company as of the Closing Date) for or on behalf of any Competing Business in the Restricted Territory.
(c)    Each Seller further agrees that during the Restricted Period, it or he will not, directly or indirectly (on behalf of itself or himself or as principal, agent, joint venture partner, employee, consultant, director, or officer of any Person), entice, induce or attempt to induce any of Company's customers as of the Closing Date to limit, reduce, or discontinue purchasing Products or Salt Life-branded services from Purchaser or Purchaser's Affiliates or entice, induce or attempt to induce any of Company's licensees as of the Closing Date to limit, reduce, or discontinue its efforts to manufacture, market, promote, distribute and/or sell Products or Salt Life-branded services under its license agreement with Purchaser or Purchaser's Affiliates or terminate any such agreement.
(d)    Each Seller agrees that during the Restricted Period, it or he will not, directly or indirectly (on behalf of itself or himself or as principal, agent, joint venture partner, employee, consultant, director, or officer of any Person), hire, contract with, induce, or attempt to induce any Person who is an employee, agent, representative or licensee of Purchaser or any Purchaser Affiliate to terminate his, her, or its employment or relationship with Purchaser or any Purchaser Affiliate.

The parties hereto recognize that irreparable damage will result to the Purchaser in the event of the breach of any of the covenants and assurances made by Sellers in the provisions contained in this Section 3.3. The parties therefore agree that the Purchaser shall be entitled, in addition to any other remedies or damages available to it under applicable statutory or common law, to obtain injunctive relief without bond in order to restrain the violation of such covenants by any Seller. In the event that the Purchaser prevails, in whole or in part, in any such action, such Seller shall be liable to the Purchaser for all of its costs and expenses, including, without limitation, reasonable attorney fees and expert witness fees. Sellers agree that the geographical, time, and subject matter limitations of the covenants contained in this Section 3.3 are required for the adequate protection of Purchaser and are reasonable in light of Purchaser's acquisition of the Assets or Business and Purchaser's legitimate interest in its relationship with licensees, customers, suppliers and agents of the Business. If any Court should construe any provision, or any clause or portion of this Section 3.3 to be too broad to prevent enforcement to its fullest extent, then such restrictions shall be enforced to the maximum extent that the Court finds reasonable and enforceable. In the event that any of such geographical, time, scope, or subject matter limitations is deemed to be unreasonable by a court of competent jurisdiction, the covenants contained in this Section 3.3 will be deemed to extend over the maximum geographical area for which they may be enforceable and over the maximum time period for which they may be enforceable, and the maximum extent in any and all other respects as to which they may be enforceable, all as will be determined by such court, which can modify the restrictions contained in Section 3.3 to effect the original intent of the parties as closely as possible in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible. The parties in no way intend to include a provision, or any clause or portion of these provisions, that contravenes public policy. Therefore, if any provision, or any clause or portion of these provisions, of this Section 3.3 is unlawful, against public policy, or otherwise declared void or unenforceable, such provision, or clause or portion of these provisions, shall be deemed excluded from this Section 3.3, which shall in all other respects remain in effect.
3.4Royalty Revenue.
(a)After Closing Date. In the event that any Seller receives after the Closing Date any royalty, minimum royalty guarantee, advance, marketing, or other payments or fees due in connection with a Licensee's sale of licensed Products after the Closing Date or any such payment or fee due pursuant to an agreement with a Licensee for any period (or portion thereof) subsequent to the Closing Date, such payment or fee will be the property of, and will be immediately forwarded to, Purchaser. Each Seller will promptly endorse and deliver to Purchaser any cash, checks, or other documents received by such Seller after the Closing Date relating to any such payments or fees.
(b)On Or Before Closing Date. In the event that Purchaser receives after the Closing Date any royalty, minimum royalty guarantee, advance, marketing, or other payments or fees due in connection with a Licensee's sale of licensed Products on or before the Closing Date or any such payment or fee due pursuant to an agreement with a Licensee for any period (or portion thereof) on or before the Closing Date, such payment or fee will be the property of, and will be immediately forwarded to, the Company. Purchaser will promptly endorse and deliver to Company any cash, checks, or other documents received by Purchaser after the Closing Date relating to any such payments or fees.
3.5License Agreements With Delta Apparel, Inc Any royalty, minimum royalty guarantee, advance, marketing, or other payments or fees due pursuant to the terms and conditions of the license agreements between Delta Apparel, Inc., the Company, and IMG Worldwide, Inc., as agent on behalf of the Company, in effect as of the date of this Agreement (the “Delta Apparel License Agreements”) for the sale of licensed products under such agreements on or before the Closing Date or any payment or fee due pursuant to such agreements for any period (or portion thereof) on or before the Closing Date (collectively, the "Pre-Closing Amounts"), will be paid by Delta Apparel, Inc. in accordance with the terms of such agreements. After the Closing, Sellers hereby acknowledge and agree that neither Delta Apparel, Inc., Purchaser, nor its Affiliates will owe any royalty, minimum royalty guarantee, advance, marketing, or other payments, fees or amounts to Sellers under the Delta Apparel License Agreements except for the Pre-Closing Amounts and, subject to Purchaser's indemnity obligations hereunder, each Seller hereby fully releases and discharges Delta Apparel, Inc., Purchaser and its Affiliates, as of the Closing Date, from any and all liability and payment or performance obligations under the Delta Apparel License Agreements other than the obligation to make payment of the Pre-Closing Amounts. Each Seller agrees not to bring any claim against Delta Apparel, Inc., Purchaser or its Affiliates after the Closing relating to or arising under any Delta Apparel License Agreement other than claims regarding payment of the Pre-Closing Amounts. Further, Sellers agree that Delta Apparel, Inc. may terminate any or all of the Delta Apparel License Agreements any time after the Closing without reason, penalty or damages, contingent on its payment of the Pre-Closing Amounts. Sellers agree to execute any and all documents requested by Purchaser or Delta Apparel, Inc. to carry out the purpose and intent of this Section 3.5. Subject to Seller's indemnity obligations hereunder, Purchaser hereby fully releases and discharges the Sellers and their respective officers, managers, members, employees, Affiliates, and their successors and assigns from and against any and all liability and payment or performance obligations under the Delta Apparel License Agreements. No third party (other than Sellers and their respective officers, managers, members, employees, Affiliates, and their successors and assigns) will be entitled to rely on the foregoing release for any purpose whatsoever.  The foregoing release will not be deemed to confer any rights or benefits on any Person other than Sellers and their respective officers, managers, members, employees, Affiliates, and their successors and assigns.
3.6Use of Assumed Name. From and after the Closing Date, the Company will cease to do business as “Salt Life Holdings, LLC” or any derivative thereof, and Sellers will refrain from using the name “Salt Life Holdings”, “Salt Life” or any derivative thereof (including, without limitation, using any letterhead, business cards, stationary, or other items that contain the name “Salt Life Holdings”, “Salt Life” or any derivative thereof) without the express permission of Purchaser, and will, upon Purchaser's request, terminate or amend any filings made with Governmental Authorities with respect to the use of the name “Salt Life Holdings”, “Salt Life” or any derivative thereof. Upon the request of Purchaser after the Closing, the Company will change its limited liability company name to a name that does not contain and is not otherwise similar to “Salt Life” and Sellers will change the name of the company Salt Life, Inc. to a name that does not contain and is not otherwise similar to “Salt Life.”
3.7Employee Matters.
(a)On or prior to the Closing Date, Purchaser will make an offer of employment to Company employee Keith Combs on terms comparable in the aggregate to the compensation provided to such employee by the Company immediately prior to the Closing. Effective as of the Closing Date, Company employee Keith Combs (the “Hired Employee”) will cease to be an active participant in the Plans, in accordance with the terms of the Plans and Applicable Law, including ERISA and the Code. The Company will retain liability for all claims incurred by Hired Employee or its other employees (and their enrolled dependents) under the Plans on or prior to the Closing Date. Purchaser will be liable for all claims incurred by Hired Employee (and any enrolled dependents) under the employee welfare benefit plans of Purchaser or its Affiliates after the Closing Date.
(b)The Company agrees to cause the release of Hired Employee from any contrac-tual provision with the Company that would impair the utility of such Hired Employee's services to Purchaser or that would impose upon such Hired Employee any monetary or other obligation to the Company that otherwise would be occasioned by the transfer of such Hired Employee's employment to Purchaser including, without limitation, any agreements of noncompetition or confiden-tiality owed to the Company.
3.8Restrictions on Company Dissolution.
The Company shall not dissolve until Purchaser has paid in full the Contingent Consideration or until a final determination by the parties that no Contingent Consideration is due, as the case may be.
3.9Five-Year Business Plan.
Purchaser shall have provided a five-year business plan acceptable to Company with respect to the Salt Life brand; provided, however, such business plan shall be non-binding and shall not impair Purchaser's right, subject to any applicable fiduciary duties under state corporate law, to operate the Business and Purchaser's and its Affiliates' other businesses, whether now owned or hereafter acquired, in Purchaser's best commercial judgment.

ARTICLE 4
CONDITIONS PRECEDENT TO CLOSING OF TRANSACTION
Intentionally Omitted.

ARTICLE 5
INDEMNIFICATON

5.1Indemnification by Sellers. Subject to the other terms and conditions of this Agreement, Sellers agree to jointly and severally, indemnify and hold harmless Purchaser and its officers, directors, shareholders, managers, members, agents, employees, Affiliates, and their representatives, successors, and assigns from and against any and all Loss and Expense suffered or incurred by any of them in connection with or arising from:
(i)any breach by any Seller of any warranty or the inaccuracy of any representation of any Seller contained in this Agreement or in any agreement or instrument contemplated by this Agreement (including any Schedule or Exhibit hereto);
(ii)any breach by any Seller of any of its or his obligations or covenants contained in this Agreement or in any agreement or instrument contemplated by this Agreement (including any Schedule or Exhibit hereto);
(iii)the Excluded Liabilities; or
(iv)    the special indemnities provided in Schedule 5.1(iv);
provided, however, that (1) Sellers will have no liability with respect to the indemnification described in Section 5.1(i) until the total of all Loss and Expense with respect to such indemnification exceeds One Hundred Thousand and 00/100 Dollars ($100,000.00) (the “Threshold Limitation”), at which time Sellers will be liable for all Loss and Expense that comprises the Threshold Limitation in addition to Loss and Expense in excess of the Threshold Limitation; (2) the aggregate liability of Sellers for Loss and Expense with respect to the indemnification described in Section 5.1(i) will not exceed, on an aggregate basis, an amount equal to the sum of Seventeen Million and Five Hundred Thousand 00/100 Dollars ($17,500,000.00) (the “Amount Limitation”); (3) the aggregate liability of Roger L. Combs, Sr. for Loss and Expense with respect to the indemnification described in Sections 5.1(i) will not exceed an amount equal to the sum of Four Million Three Hundred Fifty-Seven Thousand Five Hundred and 00/100 Dollars ($4,357,500.00) (the “Owner Amount Limitation”); (4) the aggregate liability of Donald R. Combs for Loss and Expense with respect to the indemnification described in Sections 5.1(i) will not exceed an amount equal to the Owner Amount Limitation; (5) the aggregate liability of Richard Thompson for Loss and Expense with respect to the indemnification described in Sections 5.1(i) will not exceed an amount equal to the Owner Amount Limitation; and (6) the aggregate liability of Michael T. Hutto for Loss and Expense with respect to the indemnification described in Sections 5.1(i) will not exceed an amount equal to the sum of Four Million Four Hundred Twenty-Seven Thousand Five Hundred and 00/100 Dollars ($4,427,500.00). Notwithstanding the foregoing, neither the Threshold Limitation nor the Amount Limitation will apply to the indemnification described in Section 5.1(i) with respect to the representations and warranties of Sellers under Section 2.1.1(b) (Authorization), 2.1.11 (Tax Matters), 2.1.12 (Compliance with ERISA), and 2.1.14 (Environmental) or to those representations and warranties of Sellers in Section 2.1.3 regarding title to and encumbrances against the Assets.
Purchaser is entitled to withhold payments due under the Promissory Notes and/or payments due as Contingent Consideration pursuant to Section 1.6 herein to satisfy any indemnification obligation of any Seller under this Section 5.1. Payments due under this Section 5.1 shall be limited to the amount of any liability or damage that remains after deducting therefrom any insurance proceeds and any indemnity, contribution or other similar payment received by the Purchaser in respect of any such claim. The Sellers shall not be liable under this Section 5.1 for any Losses or Expenses based upon or arising out of any breach of any of the representations or warranties of the Company or Owners contained in this Agreement if (a) Purchaser or its Affiliates had actual knowledge of such specifically identified breach prior to the Closing Date, and (b) Sellers had no Knowledge of such breach prior to the Closing Date, except for any breach by Sellers of any warranty or representation contained in Section 2.1.5. For purposes of this Agreement, Purchaser and its Affiliates will be deemed to have had actual knowledge of a matter only if (i) the Chief Executive Officer of Delta Apparel, Inc. had actual knowledge of such matter; or (ii) the President of Purchaser had actual knowledge of such matter.
5.2Indemnification by Purchaser.Purchaser agrees to indemnify and hold harmless Sellers and their respective members, managers, officers, directors, shareholders, employees, Affiliates, and their successors and assigns from and against any and all Loss and Expense suffered or incurred by any of them in connection with or arising from:
(i)any breach by Purchaser of any warranty or the inaccuracy of any representation of Purchaser contained in this Agreement or in any agreement or instrument contemplated by this Agreement (including any Schedule or Exhibit hereto);
(ii)any breach by Purchaser of any of its obligations or covenants contained in this Agreement or in any agreement or instrument contemplated by this Agreement (including any Schedule or Exhibit hereto); or
(iii)the Assumed Liabilities;
provided, however, that (1) Purchaser will not have any liability with respect to the indemnification described in Section 5.2(i) until the total of all Loss and Expense with respect to such indemnification exceeds the Threshold Limitation, at which time Purchaser will be liable for all Loss and Expense that comprises the

Threshold Limitation in addition to Loss and Expense in excess of the Threshold Limitation; and (2) the aggregate liability of Purchaser for Loss and Expense with respect to the indemnification described in Section 5.2(i) will not exceed, on an aggregate basis, the Amount Limitation.
5.3Indemnification Specific to the Company's Agent.
(a)    Sellers agree to jointly and severally indemnify and hold harmless Purchaser and its officers, directors, shareholders, managers, members employees, Affiliates, and their successors and assigns from and against any and all Loss and Expense, up to an amount not to exceed the Escrow Amount less any portion used by the Purchaser pursuant to Section 5.3(b) below, suffered or incurred by any of them (i) in connection with or arising from any claims, lawsuits or other disputes brought or initiated by the Company's agent, IMG Worldwide, Inc. (“IMG”); or any party to an agreement with IMG described on Schedule 1.7(a) (each an "IMG Third Party") which relate to the transactions described in this Agreement or the assignment and the assumption of the agreements with such IMG Third Parties, including, without limitation, any claims relating to the assignment by the Company to Purchaser of agreements between the Company and its licensees that are listed on Schedule 1.7(a), or (ii) arising from or under any agreements the Company, Purchaser or Purchaser's Affiliates has with IMG as of the date hereof or the termination of agreements with IMG, including, without limitation, any agency, royalty, minimum royalty guarantee, advance, marketing, or other fees, expenses, or amounts paid in settlement of such claims, lawsuits, or other disputes, or any payments made pursuant to existing, new or amended agreements Purchaser or Purchaser's Affiliates may enter with respect to the settlement of such claims, lawsuits, or other disputes with IMG or any IMG Third Parties. Purchaser acknowledges and agrees that the aggregate liability and indemnification of Sellers under this Section 5.3(a) is limited to the actual amount of funds then-held in escrow under the Escrow Agreement. Sellers acknowledge and agree that Purchaser has the sole right to conduct and control the defense of any claim, lawsuit, or other dispute relating to agreements between the Company and IMG or any IMG Third Party or Purchaser or Purchaser's Affiliates and IMG or any IMG Third Party and that Purchaser may resolve and settle any such claim, lawsuit, or other dispute with IMG or any IMG Third Party in its sole discretion. Sellers further acknowledge and agree that Purchaser has the sole right, in its sole discretion, to (i) amend and/or terminate any agreements between the Company and IMG or any IMG Third Party that are assumed by Purchaser pursuant to this Agreement and to take any other actions under those agreements or with respect to those agreements and (ii) amend and/or terminate any agreements between Purchaser or Purchaser's Affiliates and IMG or any IMG Third Party and to take any other actions under those agreements or with respect to those agreements. Sellers acknowledge and agree that Purchaser may access the full amount of the Escrow Amount in accordance with the terms and conditions of the Escrow Agreement to satisfy any indemnification claims under this Section 5.3(a). Sellers will not take any position adverse to that which Purchaser, Delta Apparel, Inc., or any other Purchaser Affiliate takes with respect to any litigation, claims, disputes or other proceedings or actions involving IMG and related to the Acquisition or any agreements the Company, Purchaser or Purchaser's Affiliates has with IMG or any IMG Third Party as of the date hereof or the termination of such agreements. Upon Purchaser's request at any time after the Closing, Company will immediately assign to Purchaser all of Company's rights, interests and obligations under its November 22, 2010, Amended and Restated Agency Agreement with IMG and Company will execute all documentation and take all action reasonably requested by Purchaser to effectuate such assignment.
(b)    Subject to the terms of Section 5.3(a) above, Purchaser agrees to indemnify and hold harmless Sellers and their respective officers, managers, members, employees, Affiliates, and their successors and assigns from and against any and all Loss and Expense that is suffered or incurred by any of them (i) in connection with or arising from any claims, lawsuits or other disputes brought or initiated by IMG or any IMG Third Party which relate to the transactions described in this Agreement, the assignment and the assumption of the agreements with such IMG Third Parties or Purchaser's actions or omissions after the Closing Date under such agreements with IMG Third Parties, including, without limitation, any claims relating to the assignment by the Company to Purchaser of agreements between the Company and its licensees that are listed on Schedule 1.7(a), or (ii) arising from or under any agreements the Company, Purchaser or Purchaser's Affiliates has with IMG, as of the date hereof or the termination of agreements with IMG, including, without limitation, any agency, royalty, minimum royalty guarantee, advance, marketing, license or other fees, expenses or amounts paid in settlement of such claims, lawsuits, or other disputes or any payments made pursuant to existing, new or amended agreements Purchaser or Purchaser's Affiliates may enter with respect to the settlement of such claims, lawsuits, or other disputes with IMG or any IMG Third Party, excluding, however, any Loss or Expenses arising from any breach by Sellers of any of those agreements prior to the Closing Date. Sellers acknowledge and agree that Purchaser may access the full amount of the Escrow Amount in accordance with the terms and conditions of the Escrow Agreement to satisfy any indemnification claims under this Section 5.3(b). The terms of this Section 5.3(b) are not subject to the right of set off against any amount due under Section 5.1.
5.4Survival Period. The indemnification provided for in Sections 5.1(i) and 5.2(i), will terminate twenty-four (24) months after the Closing Date and the indemnification provided for in Section 5.3 will terminate fifty-four (54) months after the Closing Date, provided that (i) the representations and warranties of Sellers under Sections 2.1.11 (Tax Matters), 2.1.12 (Compliance with ERISA), and 2.1.14 (Environmental) and those representation and warranties of Sellers under Section 2.1.1(b) (Authorization) and those representation and warranties of Sellers in Section 2.1.3 regarding title to and encumbrances against the Assets and the indemnification contained in Section 5.1(i) with respect thereto will survive the for the applicable statute of limitations and (ii) the representations and warranties of Sellers under Section 2.1.5 (Intellectual Property) will survive for the later of the applicable statute of limitations or a period of four (4) years, (as the case may be, the “Survival Period”). Such indemnification obligation will continue after the Closing Date, without regard to any investigation made at any time by the indemnified persons, as to any Loss or Expense of which the indemnified persons has notified the indemnifying party in accordance with the requirements of Section 5.5 on or prior to the expiration of the applicable Survival Period, as to which the obligation of the indemnifying party will then continue until the liability of the indemnifying party will have been determined pursuant to this Article 5, and the indemnifying party will have reimbursed the indemnified persons for the full amount of such Loss and Expense in accordance with this Article 5.
5.5Notice of Claims. If Purchaser or any Seller believes that any of the Persons indemnified under this Article 5 has suffered or incurred any Loss or Expense, Purchaser or such Seller will so notify the other parties promptly in writing describing such Loss or Expense, the amount thereof, if known, and the method of computation of such Loss or Expense, all with reasonable particularity and containing a reference to the provisions of this Agreement or other agreement, instrument, or certificate delivered pursuant hereto in respect of which such Loss or Expense will have occurred, except that the failure to so notify will not relieve a party of its obligations to indemnify except to the extent that its, his, or her rights hereunder are materially prejudiced as a result of such failure. If any action at law or suit in equity is instituted by a third party with respect to which any of the indemnified persons intends to claim any liability or expense as Loss or Expense under this Article 5, such indemnified person will promptly notify the indemnifying party of such action or suit. This Section 5.5 will not apply to any matters described in Section 5.3.
5.6Third Party Claims. In the event of a third party claim giving rise to indemnification under Sections 5.1, 5.2 or 5.3(b), the indemnifying party will have 30 days after receipt of the notice referred to in Section 5.5 to notify the indemnified persons that it elects to conduct and control such action or suit with counsel satisfactory to the indemnified persons. If the indemnifying party does not give the foregoing notice, the indemnified persons will have the right to defend and contest such action or suit in any manner the indemnified persons reasonably deem appropriate; provided, however, that the indemnified persons will not consent to the entry of any judgment or to any settlement of such claim without the prior written consent of the indemnifying party, not to be unreasonably withheld or delayed. If the indemnifying party gives the foregoing notice, the indemnifying party will have the right to undertake, conduct, and control, through counsel of its own choosing and at the sole expense of the indemnifying party, the conduct and settlement of such action or suit, and the indemnified persons will cooperate with the indemnifying party in connection therewith; provided that (w) the indemnifying party will not settle or compromise any such action or suit without the indemnified persons' prior written consent (not to be unreasonably withheld or delayed), unless the terms of such settlement or compromise release the indemnified persons from any and all liability with respect to such action or suit at no cost to the indemnified persons, (x) the indemnifying party will not thereby permit to exist any Lien upon any asset of any indemnified person or permit the issuance of an injunction or other equitable relief against the indemnified persons, (y) the indemnifying party will permit the indemnified persons to participate in such conduct or settlement through one counsel chosen by the indemnified persons, and the fees and expenses of such counsel will be borne by the indemnified persons, and (z) the indemnifying party will agree promptly to reimburse to the extent required under this Article 5 the indemnified persons for the full amount of any Loss resulting from such action or suit and all related Expense incurred by the indemnified persons, except fees and expenses of counsel for the indemnified persons incurred after the assumption of the conduct and control of such action or suit by the indemnifying party. So long as the indemnifying party is contesting any such action or suit in good faith, the indemnified persons will not pay or settle any such action or suit. Notwithstanding the foregoing, the indemnified persons will have the right to pay or settle any such action or suit; provided that in such event the indemnified persons will waive the right to indemnity therefore by the indemnifying party, and no amount in respect thereof will be claimed as Loss or Expense under this Article 5. This Section 5.6 will not apply to any matters described in Section 5.3(a).
5.7Exclusive Remedies. The parties acknowledge and agree that their sole and exclusive remedy with respect to any and all claims (other than claims arising from fraud on the part of a party hereto in connection with the transactions contemplated by this Agreement) for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement, shall be pursuant to the indemnification provisions set forth in this Article V.
ARTICLE 6.
MISCELLANEOUS
6.1 Survival. Notwithstanding any otherwise applicable statute of limitations or presumption, all agreements, covenants, representations, and warranties of Purchaser and Sellers in this Agreement and in any other agreement, instrument, or document delivered in connection herewith will survive Closing in accordance with their terms.
6.2 Expenses. Except as otherwise provided herein, each party will be solely responsible for and bear all of its or his own expenses incurred at any time in connection with pursuing or consummating this Agreement and the transactions contemplated in this Agreement.
6.3 Assignment; Successors; Parties in Interest. This Agreement will not be assignable by any party hereto without the prior written consent of the other parties (which consent will not be unreasonably withheld), and any attempt to assign this Agreement without such consent will be void and of no effect, except that Purchaser may, without the prior written consent of any Seller (i) assign this Agreement to any lender of Purchaser; (ii) assign this Agreement in connection with the sale of all or substantially all of the assets of Purchaser; or (iii) assign this Agreement to Delta Apparel, Inc. or any wholly-owned subsidiary of Delta Apparel, Inc. provided however that nothing herein shall release Purchaser from its obligations under the Promissory Notes (referenced in Section 1.4) and Contingent Consideration (referenced in Section 1.6). This Agreement will inure to the benefit of, and be binding on and enforceable against, each party hereto and the successors and permitted assigns of the respective parties hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other Person any legal or equitable right, benefit, or remedy of any nature whatsoever under this Agreement. This Agreement is for the sole benefit of the parties hereto and their successors and permitted assigns, and no other Person shall be entitled to rely on this Agreement for any purposes whatsoever.
6.4 Amendment and Modification. Neither this Agreement nor any term hereof may be changed, waived, discharged, or terminated orally, but only with the written consent signed by the party against which such change, waiver, discharge, or termination is sought to be enforced. The waiver by any party hereto of a breach of any provision of this Agreement will not operate or be construed as a waiver of any subsequent or other breach, whether similar or not.
6.5 Access After Closing. The parties will retain for a period of six (6) years following Closing all books and records within their possession or control that they are permitted hereby to retain and that relate to the operation and conduct of the Business prior to Closing. The parties will provide to the other parties and their representatives reasonable access during normal business hours to copies of all such books and records upon request.
6.6 Notices. All notices, consents, requests, instructions, approvals, and other communications provided for in this Agreement and all legal processes in regard hereto will be validly given, made, or served, if in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by commercial courier or by telecopy (promptly confirmed in writing) to the following addresses (or at such other addresses for such parties as will be specified by like notice):

To Purchaser:
To The Game, LLC
322 South Main Street
Greenville, SC 29601
Attn: General Counsel
Telecopy: (864) 232-5199
Telephone: (864) 232-5200

To the Sellers:
OG4, LLC
13051 Beach Blvd, Suite 300
Jacksonville, FL 32224
Attention: Roger Combs
Telecopy: (904)
Telephone: (904) 241-7258

With a copy to:
(which copy will not constitute notice)
AkermanSenterfitt
50 North Laura Street
Suite 3100
Jacksonville, FL 32202
Attention: Peter O. Larsen, Esq.
Telecopy: (904) 798-3730
Telephone: (904) 598-8662

6.7 Captions. The headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.
6.8 Entire Agreement. This Agreement (including the Schedules and Exhibits) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral (including, without limitation, that certain Letter of Intent dated as of March 29, 2013, as amended, and that certain Amended and Restated Letter of Intent dated as of August 1, 2013,), among the parties with respect to the subject matter hereof.
6.9 Counterparts. This Agreement may be executed in several counterparts, each of which will constitute one and the same instrument.
6.10 Severability.
If any term or provision of this Agreement is held by a court or other authority of competent jurisdiction to be invalid, void, or unenforceable, the remaining terms and provisions of this Agreement will remain in full force and effect and will in no way be affected, impaired, or invalidated.
6.11 Intentionally Omitted.
6.12 Schedules and Exhibits.
The Schedules and Exhibits are a part of this Agreement as if fully set forth in this Agreement. All references to Sections, subsections, Schedules and Exhibits will be deemed references to such parts of this Agreement, unless the context will otherwise require.
6.13 Definitions. Used in this Agreement, the following terms have the meanings specified or referred to in this Section 6.13:
(a)“Acquisition” will have the meaning set forth in the recitals to this Agreement.
(b)“Acquisition Information” will have the meaning set forth in Section 3.2(a).
(c)“Affiliate” means, with respect to any Person, (i) any Person directly or indirectly controlling, controlled by, or under common control with such Person, (ii) any Person owning or controlling ten percent (10%) or more of the outstanding voting interests of such Person, (iii) any officer, director, manager, member or general partner of such Person, or (iv) any Person who is an officer, director, manager, member, general partner, trustee, or holder of ten percent (10%) or more of the voting interests of any Person described in clauses (i) through (iii) of this sentence. For purposes of this definition, the term "controls," "is controlled by," or "is under common control with" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.
(d)“Agreement” has the meaning set forth in the first paragraph of this Agreement.
(e) “Amount Limitation” has the meaning set forth in Section 5.1.
(f)“Applicable Law” means all applicable provisions of (i) constitutions, treaties, statutes, laws (including common law), rules, regulations, ordinances, codes, and orders of any Governmental Authority, (ii) consents of, with, or to any Governmental Authority, and (iii) orders, decisions, injunctions, writs, judgments, awards, decrees of, and agreements with any Governmental Authority.
(g)“Assets” has the meaning set forth in Section 1.1.
(h)“Assumed Liabilities” has the meaning set forth in Section 1.7(a).
(i) “Bill of Sale, Assignment and Assumption Agreement” has the meaning set forth in Section 1.8.
(j)“Brand Ambassador Agreement” has the meaning set forth in Section 1.8
(k)“Business” has the meaning set forth in the recitals to this Agreement.
(l)“Business Information” has the meaning set forth in Section 3.2(d).
(m)“Cash Purchase Price” has the meaning set forth in Section 1.4.
(n)“Closing” has the meaning set forth in Section 1.3.
(o)“Closing Date” has the meaning set forth in Section 1.3.
(p)“Code” means the Internal Revenue Code of 1986, as amended.
(q)“Company” has the meaning set forth in the first paragraph of this Agreement.
(r)“Company Personnel” means the current and former officers, directors, employees, and agents of the Company (excluding only IMG).
(s)“Competitive Business” has the meaning set forth in Section 3.3(a).
(t)“Contingent Consideration” has the meaning set forth in Section 1.6.
(u)“Contingent Consideration Adjustment Report” has the meaning set forth in Section 1.6(b)(ii).
(v)“Contingent Consideration Calculation” has the meaning set forth in Section 1.6(a).
(w)“Contingent Consideration Dispute” has the meaning set forth in Section 1.6(b)(i).
(x)“Contingent Consideration Dispute Notice” has the meaning set forth in Section 1.6(b)(i).
(y)“Delta Apparel License Agreement” has the meaning set forth in Section 3.5.
(z)"Delta Obtained IP" means all intellectual property or proprietary rights used in the Business that were assigned or otherwise transferred by or on behalf of Delta Apparel, Inc. ("Delta"), Purchaser or otheir respective Affiliates to Company pursuant to the terms of one or more of those certain Salt Life Holdings, LLC Standard Retail Product License Agreements between Delta Apparel, Inc., Company and IMG, as Company's agent, dated on or about December 22, 2010, January 10, 2012 and January 1, 2011, respectively, or pursuant to the terms of that certain Salt Life Holdings, LLC E-Commerce Agreement between Delta Apparel, Inc., Company and IMG, as Company's agent, dated December 30, 2010, for use by Company or any of its Licensees, including without limitation, Delta, but excluding any component parts thereof that are listed on Schedule 2.1.5(i) as part of the Intellectual Property. For the avoidance of doubt, the parties acknowledge and agree that none of the Intellectual Property listed in Schedule 2.1.5(a) is part of the Delta Obtained IP even if it has been incorporated with the Delta Obtained IP.
(aa)"Effective Date" has the meaning set forth in the first paragraph.
(bb)    “Environmental Damages” means any cost, damages, expense, liability, obligation, or other responsibility arising from or under any Environmental Law.
(cc)    “Environmental Law” means any Applicable Law that requires or relates to: (i) the protection of human health or the environment, including all legal requirements pertaining to reporting, licensing, permitting, controlling, investigating or remediating emissions, discharges, releases or threatened releases of hazardous substances, whether solid, liquid or gaseous in nature, into the air, surface water, groundwater or land, (ii) the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of hazardous substances, whether solid, liquid or gaseous in nature; or (iii) workplace or worker safety and health.
    (dd)    “ERISA” has the meaning set forth in Section 2.1.12.
(ee)    “Escrow Account” has the meaning set forth in the Escrow Agreement.
(ff)    “Escrow Agent” means Wells Fargo Bank, N.A.
(gg)    “Escrow Agreement” has the meaning set forth in Section 1.5.
(hh)    “Escrow Amount” has the meaning set forth in Section 1.4.
(ii)    “Excluded Assets” has the meaning set forth in Section 1.2.
(jj)    “Excluded Liabilities” has the meaning set forth in Section 1.7(b).
(kk)     “Expense” means any and all attorneys' and accountants' fees and expenses, court costs, and all other reasonable expenses ( including expenses of investigation), including, without limitation, and any and all such fees, expenses and costs arising from actual or alleged intellectual property infringement claims based on Product sales on, before or subsequent to the Closing.
(ll)    “GAAP” means generally accepted accounting principles.
(mm)    “Governmental Authority” means any agency, department, court, or other administrative, legislative, or regulatory authority of any foreign, federal, state, or local governmental body.
(nn)    “Gross Revenues” has the meaning set forth in Section 1.6.
(oo)    “Guaranty” has the meaning set forth in Section 1.9.
(pp)    “Hired Employee” has the meaning set forth in Section 3.7(a).
(qq)     “IMG” has the meaning set forth in Section 5.3(a).

(rr)    "IMG Obtained IP" means all intellectual property or proprietary rights used in the Business that were purportedly obtained by IMG or any of is Affiliates, whether in their own name or on behalf of the Company, for use by Company or any of its Licensees, including without limitation, IMG or Delta, in the Business , but excluding any component parts thereof that are listed on Schedule 2.1.5 as part of the Intellectual Property. For the avoidance of doubt, the parties acknowledge and agree that none of the Intellectual Property listed in Schedule 2.1.5(a) is part of the IMG Obtained IP even if it has been incorporated with the IMG Obtained IP.
(ss)    “Intellectual Property” means other than Excluded Assets (i) all logos, designs, drawings, artwork, graphics, trade styles, trade names, trademarks, service marks all applications for registration of any of the foregoing, and all goodwill associated therewith, whether registered or not, owned by or assigned to the Company or in which the Company has an interest by license, agreement, shop right, work made for hire, or common law, or, to the extent used in or related to the Business, owned by or assigned to any Owner or in which any Owner has an interest by license, agreement, shop right, work made for hire, or common law, (ii) all patents, patent applications, and inventions and discoveries that may be patentable owned by or assigned to the Company or in which the Company has an interest by license, agreement, shop right, work made for hire, or common law, or, to the extent used in or related to the Business, owned by or assigned to any Owner or in which any Owner has an interest by license, agreement, shop right, work made for hire, or common law, (iii) all copyrights (and applications therefore), whether registered or not, owned by or assigned to the Company or in which the Company has an interest by license, agreement, shop right, work made for hire, or common law, or, to the extent used in or related to the Business, owned by or assigned to any Owner or in which any Owner has an interest by license, agreement, shop right, work made for hire, or common law, (iv) all email addresses, toll-free telephone numbers, websites, web pages and applications, and domain names owned by or assigned to the Company or in which the Company has an interest by license, agreement, shop right, work made for hire, or common law, or, to the extent used in or related to the Business, owned by or assigned to any Owner or in which any Owner has an interest by license, agreement, shop right, work made for hire, or common law, and (v) all processes, inventions, trade secrets, know-how, ideas, concepts and other intellectual or proprietary rights owned by or assigned to the Company or in which the Company has an interest by license, agreement, shop right, work made for hire, or common law, or, to the extent used in or related to the Business, owned by or assigned to any Owner or in which any Owner has an interest by license, agreement, shop right, work made for hire, or common law.
(tt)    “Knowledge” means, with respect to an individual, both (i) the actual knowledge of such individual and (ii) the knowledge a prudent person should reasonably be expected to have in the operation of the Business of the Company. A Person (other than an individual) will be deemed to “Know” or have “Knowledge” of a particular fact or matter if any individual who is serving, or who has at any relevant time served, as a director, officer, or shareholder of such Person (or in any similar capacity) has, or at any time had, Knowledge of a fact or other matter. Without limiting the foregoing, the Knowledge of Sellers will include the Knowledge of Company employee Keith Combs.
(uu)    “License Agreement” has the meaning set forth in Section 1.8.
(vv)    “Licensee” means Salt Life Restaurant Group, LLC, Board The Earth, LLC, Absolutely Natural, Inc., Bimini Bay Outfitters, Ltd., and any other Person with whom the Company has entered into a license agreement as of the date of this Agreement or with whom Company has permitted any of the foregoing entities to enter into a license or sublicense agreement with respect to Products or Salt-Life branded services as of the date of this Agreement, including, without limitation, Tervis Tumbler Company.
(ww)    “Liens” means, with respect to any assets or properties (whether real, personal or intellectual, or mixed, or tangible or intangible), any mortgage, pledge, option, escrow, hypothecation, lien, security interest, financing statement, lease, charge, preemptive subscription, encumbrance, easement, option, conditional sale, or other title retention or security agreement or any other similar restriction, claim, or right of others, on, in, or with respect to such assets or properties, whether arising by contract, operation of law, or otherwise.
(xx)    “Loss” means any and all liabilities, losses, claims, costs, and damages, including, without limitation, any and all liabilities, losses, claims, costs, and damages arising from actual or alleged intellectual property infringement based on Product sales on, before or subsequent to the Closing.
(yy)     “Material Agreements” has the meaning set forth in Section 2.1.7.
(zz)    “Owner Amount Limitation” has the meaning set forth in Section 5.1.
(aaa)    “Owners” has the meaning set forth in the first paragraph of this Agreement.
(bbb)    “Permitted Liens” means Liens for taxes not yet due and any restrictions or options contained in any License Agreement.
(ccc)    “Person” means any individual, partnership, limited liability company, corporation, trust, unincorporated organization, or any other form of legal entity.
(ddd)    “Plans” has the meaning set forth in Section 2.1.12.
(eee)    "Pre-Closing Amounts" has the meaning set forth in Section 3.5.
(fff)    “Products” has the meaning set forth in Section 1.6.
(ggg)    “Promissory Notes” has the meaning set forth in Section 1.4.
(hhh)    “Purchase Price” has the meaning set forth in Section 1.4.
(iii)    “Purchaser” has the meaning set forth in the first paragraph of this Agreement.
(jjj)    “Restricted Period” has the meaning set forth in Section 3.3(a).
(kkk)    “Review Period” has the meaning set forth in Section 1.6(b)(i).
(lll)    “Sellers” has the meaning set forth in the first paragraph of this Agreement.
(mmm)    “Survival Period” has the meaning set forth in Section 0.
(nnn)    “Taxes” means all foreign, federal, state, and local income taxes and other taxes, including, without limitation, all franchise, property, sales, use, excise, intangible, and employment taxes.
(ooo)    “Territory” has the meaning set forth in Section 3.3(a).
(ppp)     “Threshold Limitation” has the meaning set forth in Section 5.1.
(qqq)    “Trademark Applications” has the meaning set forth in Section 2.1.5(b).
6.14 Governing Law.
This Agreement will be governed in all respects, including validity, interpretation, and effect, by the laws of the State of Georgia, without giving effect to the conflict of laws rules thereof.
(a)ANY LEGAL SUIT, ACTION OR PROCEEDING ARISING OUT OF OR BASED UPON THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS OR THE

TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY MAY BE INSTITUTED IN THE UNITED STATES DISTRICT COURT FOR THE NORTHERN DISTRICT OF GEORGIA OR THE COURTS OF THE STATE OF GEORGIA LOCATED IN THE COUNTY OF GWINNETT, AND EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS IN ANY SUCH SUIT, ACTION OR PROCEEDING. SERVICE OF PROCESS, SUMMONS, NOTICE OR OTHER DOCUMENT BY MAIL TO SUCH PARTY'S ADDRESS SET FORTH HEREIN SHALL BE EFFECTIVE SERVICE OF PROCESS FOR ANY SUIT, ACTION OR OTHER PROCEEDING BROUGHT IN ANY SUCH COURT. THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY OBJECTION TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR ANY PROCEEDING IN SUCH COURTS AND IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

6.15    PURSUANT TO THAT CERTAIN DEBT SUBORDINATION AGREEMENT DATED THE DATE HEREOF (AS AT ANY TIME AMENDED, RESTATED, SUPPLEMENTED OR OTHERWISE MODIFIED, THE "SUBORDINATION AGREEMENT"), AMONG SALT LIFE HOLDINGS, LLC, A FLORIDA LIMITED LIABILITY COMPANY, DELTA APPAREL, INC., A GEORGIA CORPORATION, TO THE GAME, LLC, A GEORGIA LIMITED LIABILITY COMPANY, AND WELLS FARGO BANK, NATIONAL ASSOCIATION, A NATIONAL BANKING ASSOCIATION, IN ITS CAPACITY AS AGENT FOR CERTAIN FINANCIAL INSTITUTIONS, THIS AGREEMENT AND THE PAYMENT OF ALL AMOUNTS HEREUNDER ARE SUBORDINATED TO THE PAYMENT IN FULL (AS DEFINED IN THE SUBORDINATION AGREEMENT) OF THE SENIOR DEBT (AS DEFINED IN THE SUBORDINATION AGREEMENT) ON THE TERMS AND CONDITIONS SET FORTH IN THE SUBORDINATION AGREEMENT.  IN THE EVENT OF ANY CONFLICT BETWEEN THE TERMS OF THE SUBORDINATION AGREEMENT AND THE TERMS OF THIS AGREEMENT, THE TERMS OF THE SUBORDINATION AGREEMENT SHALL GOVERN.

[Signature page to follow]

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.

TO THE GAME, LLC

By:    /s/Jeff Stillwell
Name: Jeff Stillwell
Title: President

SALT LIFE HOLDINGS, LLC

By:    /s/Roger L. Combs, Sr.
Name: Roger L. Combs, Sr.
Title: Treasurer

/s/Roger L. Combs, Sr.
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/s/Donald R. Combs
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/s/Richard Thompson
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/s/Michael T. Hutto
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